UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Expressions Graphics, Inc.

(Name of small business issuer in its charter)

Nevada	**2752**	**88-0448389**
(State or jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number	(I.R.S. Employer Identification No.)

5300 W. Sahara, Suite 101
Las Vegas, Nevada 89146
(888) 809-3446

(Address and telephone number of principal executive offices)

14260 Garden Road, #B-724
Poway, California 92064

(Address of principal place of business or intended principal place of business)

Nevada Corporate Headquarters
5300 W. Sahara, Suite 101
Las Vegas, Nevada 89146
(702) 873-3488

(Name, address, and telephone number of agent for service)
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Common Stock: 1,500,000 Shares

Approximate date of proposed sale to the public: **As soon as practical following the effective date of registration.**

Expressions Graphics, Inc.

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CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Shares	1,500,000	$0.05	$75,000	$19.80

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): **Alternative 1; _X_** ; Alternative 2 ___

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434 check the following box. [ ]

Expressions Graphics, Inc.

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Common Stock: 1,500,000 Shares

Offering Price: $ 0.05 Per Share
Minimum Purchase: 20,000 Shares for $1,000.00

	Price to Subscribers	Proceeds to Company
Per minimum	$ 1,000	$ 1,000
Total	$75,000	$75,000

The Proceeds to Company are before deducting estimated expenses for legal, accounting, promotion, printing, and other expenses incurred in this Offering. See *Use of Proceeds*, *page* 18, for details of expenditures.

Expressions Graphics, Inc.

[　] Has never conducted operations.　　　[X] Is currently conducting operations.

[X] Is in the development stage.　　　[　] Has shown a profit in the last fiscal year.

[　] Other (specify, as appropriate)

	YES	NO
Is a commissioned selling agent selling the securities in this offering?		X
If yes, what percent is commission of price to public? ___**%**		
Is there other compensation to selling agent(s)?		X
Is there a finder's fee or similar payment to any person?		X
Is there an escrow of proceeds until minimum is obtained?		X
Is this offering limited to members of a special group?		X
such as employees of the Company or individuals.		
Is transfer of securities restricted?		X

This offering is being registered for sale in the State of California pursuant to the California Corporate Securities Law of 1968 Section 25111 "Registration By Coordination".

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMISSION OR ANY STATE SECURITIES COMMISSION OR REGULATORY AGENCY, NOR HAVE THESE AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE *QUESTION #2, PAGE 6*, FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OF COMPLETENESS OF ANY OFFERIBNG CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Table of Contents

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PART I

(Transitional Format Alternative 1; Model A of Form 1-A)

PART II

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and
other attachments consists of a total of 78 pages.

IV

Expressions Graphics, Inc.

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THE COMPANY

1.   Exact corporate name: Expressions Graphics, Inc.

        State and date of incorporation: Nevada; January 13, 2000

        Street address of principal office: 5300 W. Sahara, Suite 101

        Las Vegas, Nevada 89146

        Company telephone number: (888) 809-3446

        Fiscal year: December 31

<u>Person(s) to contact at Company with respect to offering:</u>

Frank Drechsler

Vice President
Expressions Graphics, Inc.
(888) 809-3446

Expressions Graphics, Inc.

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RISK FACTORS

2. Listed in the order of importance, the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return.

1. Financial position

Expressions Graphics, Inc. is a development stage company and is very dependent on the proceeds of this offering in order to implement its business plans. There can be no assurance that Expressions Graphics, Inc. will realize sufficient proceeds to complete organizational and development costs, or to provide adequate cash flow for initial marketing expenses. Expressions Graphics, Inc. is very dependent on the success of its introductory program to provide high visibility to prospective clients. If Expressions Graphics, Inc. is unable to quickly obtain customers and generate a cash flow for profitable operations, the business will not succeed. In such event, investors may lose their entire cash investment.

2. Competition

Expressions Graphics, Inc. will operate in an extremely competitive market. The graphics market is currently well populated by large businesses, small businesses, as well as home-based operations. The company will rely on an immediate penetration of the market through a successful introductory program; with service, availability, and price effectively administered through an internet-based operation to quickly provide a positive cash flow. With the absence of any recent operational history, Expressions Graphics, Inc. cannot assure investors that either business strategies or operations will provide the necessary results in the timeframe needed.

3. Conflicts of interest

The management and employees of Expressions Graphics, Inc. currently devote substantial time to other interests. Management may be expected to continue sharing time, either individually or through businesses in which they may have an interest, notwithstanding the fact that management time may be critical or necessary to the business of Expressions Graphics, Inc. Employees may be expected to share time with other earnings interests until such time as Expressions Graphics, Inc. becomes established, sustained, and profitable. As a result, certain conflicts of interest may arise between Expressions Graphics, Inc. and its management or employees that may not be readily susceptible to resolution. All potential conflicts of interest will be resolved only through exercise of good judgment, as is consistent with management and employee commitment to the development, establishment, and profitability of Expression Graphics, Inc.

Expressions Graphics, Inc.

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4. Dependence on Subcontractors

Expressions Graphics, Inc. will be dependent upon subcontractors for product development and delivery. Management cannot verify with complete certainty that selected subcontractors will provide the quality and availability needed to ensure total customer satisfaction. Where subcontractor performance does not meet the needs of the customer, Expressions Graphics, Inc. may neither survive initial periods of operation, nor expect recovery from initial negative reaction to achieve any profitable future.

5. Dependence on the Internet industry

Expressions Graphics, Inc. business is influenced by the rate of use and expansion in the Internet industry. Declines in the industry may adversely influence revenues.

6. Arbitrary establishment of Offering Price

The Offering Price of the Common Shares bears no relation to book value, assets, earnings, or any other objective criteria of value. The price has been arbitrarily determined by the Company. There can be no assurance that, even if a public trading market develops for Expressions Graphics, Inc., the shares will attain market values commensurate with the Offering Price.

7. "Best Efforts" Offering

Expressions Graphics, Inc. is offering Shares on a "best efforts" basis, and no individual, firm, or corporation has agreed to purchase or take down any of the offered Shares. No assurance can be given that any or all of the Shares will be sold.

8. Blue Sky "Limited State Registration"

Expressions Graphics, Inc. will initially register its securities for sale in the State of California and is considering regional registration in the southwestern states. As the securities will likely not be considered a "covered" security, state registration is required for initial sales from the issuer and resales by investors.

Investors wishing to sell their securities to residents of states where the offering has not been registered may only be able to do so if an "exception" to state registration exists.

Expressions Graphics, Inc.

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BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what products or goods are or will be produced or services that will be rendered.

Expressions Graphics, Inc. is a Nevada corporation that was formed on January 13, 2000. We intend to market, sell, and distribute an extensive array of graphic media suitable for customer usage in an extensive range of applications. Graphic media may include symbols, logos, pictures, expressions, signs, and business advertisements. Application may include affixing the graphic(s) to cups, drinking glasses, caps and hats, clothing, automobile bumpers, or as free standing signs or business advertisements. A primary service to be made available to the customer will be developing the most appropriate and appealing graphic design from the user's specifications.

Expressions Graphics, Inc. is an internet based company. Through internet communications with our site, customers may choose from a selection of provided products, choose graphic characteristics to be used to modify provided products, or discuss and choose graphics characteristics and media to design and provide customized products for specific applications.

Expressions Graphics, Inc. currently owns the domain name www.got to say it.com and the website is under construction.

Expressions Graphics, Inc. will provide marketing, sales, pricing and availability services through our internet location. Order processing will be performed by clerical personnel for provided products or modified provided products. A customer service representative will work with customers desiring customized design and product applications.

Expressions Graphics, Inc. will also market a "marquee" style banner with letters that can be removed and reapplied. These signs will sell in the three to four hundred dollar price range. This product will be produced for Expressions Graphics, Inc. and held in inventory for direct sales.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product, state The present stage of development, including whether or not a working prototype is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent on one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Expressions Graphics, Inc. will provide at our internet site, online catalogs to permit customer selection of available products and graphic characteristics (e.g., pictures, expressions, names, type styles and sizes, colors, etc.) which may be applied to provide a level of customization for these available products. An Expressions Graphics, Inc. customer representative will work with the customer to determine graphic design and characteristics, and media for custom applications.

Expressions Graphics, Inc.
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Materials, production and delivery will be provided through selected suppliers and small businesses (subcontractors). Management will create and maintain a list of material suppliers based upon the quality and availability of goods required for production and delivery. Subcontractors will be selected primarily on the basis of quality of workmanship and timeliness of availability. Subcontractors will also be used where expertise needed to provide the highest quality product is may be more readily available through the subcontractor's resources.

Expressions Graphics, Inc. intends to maintain a selected inventory of available products, and materials comprising such products that can be readily modified and assembled to provide a customized version of the product. This inventory of selected popular products may be expected to enhance customer satisfaction because of improved product availability.

The website will allow customers to customize items on their own. Preset templates for customizable products can be filled in using an online library of graphics and fonts. The site will also offer the ability to upload graphics supplied by the customer. Management feels this will be popular with home users wanting to affix family pictures to mugs and T-shirts. Although this is not the initial target market, this feature should generate site traffic and word of mouth advertising.

(c) Describe the industry in which the Company is selling or expects to sell its products or services And, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether price is expected to be by price, service, or other basis. Indicate the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitor's products or services, including a description of any variation in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain a broader insight in assessing the Company's prospects.

Expressions Graphics, Inc. intends to market graphics products through the internet media. The graphics market is well established and particularly popular for home-based or very small businesses. Recent trends for the Internet industry have been significantly positive, with an increase of business offerings which has been complimented by an increase in prospective customers seeking business as well as product solutions. Our company intends to combine the accessibility gained through the Internet, and the availability of selection through small businesses (subcontractors), to provide our customers with improved product selection and availability. Expressions Graphics, Inc. expects to compete very favorable through the coordination and use of graphic products "competitors" as partners or subcontractors to improve customer selection and availability of products.

Expressions Graphics, Inc.

_____

Product price is expected to be consistent with price currently established in the graphics products market. Expressions Graphics, Inc. will negotiate volume discounts with suppliers and subcontractors when product sales reach sufficient quantities. Selection and availability will be consistently maintained and improved to achieve and increase customer purchase volume. The majority of individual product items, currently or readily available, are expected to be listed at less than $20.00 per unit. These currently or readily available product items which are modified to provide limited customized characteristics may be expected to be available at or near a $30.00 or less per unit level, with availability extended to permit production. Where the customer requests extended or unique graphics design, characteristics, or application, price will be quoted to the individual customer which will include design, materials, and production costs. Volume discounts will be listed in our online catalog. Business signs and/or advertisements, for example, may entail cost/price in the 100's or 1000's of dollars, and can only be assessed individually as customer desires and needs are determined.

As management is able to identify popular and profitable product lines the manufacturing and distributing can be internalized. Expressions Graphics, Inc. may develop its own production and fulfillment facilities for the most profitable products or acquire the subcontractor fulfilling those orders. Regardless of the method employed management believes the ability to "test drive" a product line or potential acquisition is a key benefit towards establishing a competitive edge in an industry with relatively low barriers to entry and competitors that are more adequately capitalized.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as advertising, personal contacts by sales representatives, etc.), how its marketing structure operates or will operate and the basis for its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Expressions Graphics, Inc. intends to utilize the news media and a telemarketing campaign to introduce, gain visibility, and acquire an initial penetration of the graphics media market. The news media will be used to announce the Internet availability of the company's web-site, with an introduction of services and products available, as well as influence access to the web-site for additional choice and information. Telemarketing will be used to reinforce the news media campaign, and provide an opportunity for more detailed marketing to prospective customers (i.e., those with the means to access the Internet). The primary and consistent marketing focus for Expressions Graphics, Inc. will be the internet site, with initial marketing information displayed as the customer accesses the site, with format and instruction to permit access of catalogs, characterization options, and custom application information and direction.

The Company will first utilize the business contacts in the Southern California, Northern California, and the East Coast developed by the company President through his years of experience in the graphics industry. This will provide some initial sales expected to generate profits sufficient for daily operations during the product and web development stage.

Next; a localized marketing approach will be taken. A small regional area will be targeted and monitored in order to develop the marketing model. Then, when the model is producing acceptable levels of return, expanding into selected high density areas before any national campaigns are attempted.

Expressions Graphics, Inc.

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(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

Expressions Graphics, Inc. does not currently have a backlog of written firm orders for products or services as of a recent date, nor does the Company have an operational background or history which would provide for a comparative backlog of one year ago for such products or services.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been on the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Type of Employee	Current Number of Employees	Number of Employees Within Next 12 Months
Administrative	2	2
Operations	1	2
Clerical	0	1
TOTAL	3	5

NOTE: The current employees are the officers of the company.

None of the Company's employees are subject to collective bargaining agreements.

The Company does not have and does not intend to have any supplemental benefits or incentive agreements with any of its employees.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the source of financing it expects to use in obtaining these properties, whether by purchase, lease, or otherwise.

The registered office of this corporation is in the State of Nevada. The corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may determine or the business of the corporation may require. The Company currently rents a small office with available warehousing facilities within the same complex. The rental is at a rate of $175 per month, utilities included. The Company can acquire additional warehousing space as needed in increments as small as 200 square feet.

Expressions Graphics, Inc.

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(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentially agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Expressions Graphics, Inc. does not depend and is not expected to depend, upon patents, copyrights, trade secrets, know-how, or other proprietary information. Expressions Graphics, Inc, has expended no amounts for research and development, nor are any amounts expected to be expended for research and development in the foreseeable future.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effect or potential effects upon the Company.

Expressions Graphics, Inc. business and products are not subject to material regulation (including environmental regulation) by any federal, state, or local government agency. The Company does not foresee any such material or environmental regulation as becoming applicable, and anticipates no effect or potential effect on the business of the Company as to material and/or environmental regulation.

Expressions Graphics, Inc may internalize the manufacturing of some products offered. The impact of these operations are unknown at this time, but some regulatory compliance would be expected regarding the chemicals and materials used in the manufacturing of these products.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Expressions Graphics, Inc. has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in the Offering Circular accordingly).

No applicable material mergers or acquisitions have occurred during the period of the Company's existence, incorporated on January 13, 2000, nor are any such mergers, acquisitions, spin-offs, or recapitalizations pending or anticipated. The Company has not undergone any stock split or dividend, of recapitalizations in anticipation of this offering or otherwise.

The Company may identify beneficial acquisitions in the future. However, none have been identified at this time.

Expressions Graphics, Inc.

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4 (a). If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Expressions Graphics, Inc. has no operational history nor profitability to be shown for the prior fiscal year. Management intends accomplishment of the following chronological events to evaluate implementation, operational function, and indicators of profitability as follows the receipt of proceeds from this offering.

Event or Milestone	Manner of Occurrence/ Method of Achievement	Number of Months After Receipt of Proceeds when should be accomplished
Infrastructure setup (Milestone)	Web site development Initial subcontractor selection for targeted product lines.	2 months
Test Sales and Fulfillment (Event)	Test sales developed through President's prime business contacts	3 months
Introduction/Visibility (Event)	News media advertisement and Telemarketing campaign	5 months
Market penetration (Milestone)	Internet site inquiries and limited customer orders received. Order volume to be evaluated. Management evaluation to assess effectiveness of Introduction/Visibility event, complimentary plan, if required, to increase exposure.	6 months
Profitability evaluation (Review)	Management business review; assess profitability, operational and production capacity, supplier and subcontractor performance. Refine business plans as appropriate.	12 months

Expressions Graphics, Inc. will establish initial sales through use of the President's business contacts established through years of experience in the graphics industry. No generalized sales will be processed until business systems have been tested; goal is to prevent any negative initial perception in the market.

Expressions Graphics, Inc. must ensure the success of its Introduction/Visibility Event to have any valid expectations of successful business implementation and resultant profitability. Market penetration must be evaluated and re-evaluated to determine if further introduction and visibility events may be necessary. Although additional accomplishments will be required to support business operations, e.g., supplier and subcontractor acquisition, market penetration sufficient to support base operations remains as the primary necessary accomplishment.

Expressions Graphics, Inc.

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4 (b). State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (*See Question #'s 11 and 12*)

Event or Milestone	Manner of Occurrence/ Method of Achievement	Number of Months After Receipt of Proceeds when should be accomplished
Infrastructure setup	Web site development Initial subcontractor selection	2 months
Test Sales and Fulfillment (Event)	Test sales developed through President's prime business contacts	3 months
Introduction/Visibility (Event)	News media advertisement and Telemarketing campaign	5 months
Market penetration (Milestone)	Internet site queries and customer orders	6 months
Profitability evaluation (Review)	Management business review	12 months

The consequence of delays in attaining necessary visibility will be the further expenditure of proceeds to refine and/or enhance, and re-implement an Introduction/Visibility Event. Until such time as necessary exposure is attained to permit sufficient market penetration, proceeds could be fully expended in attempt to gain such necessary exposure. Expressions Graphics, Inc. cannot guarantee that sufficient customers will exist to support business operations, until Introduction/Visibility is performed, and is reasonably successful.

Liquidity is a measurement of a company's ability to meet potential cash requirements. Expressions Graphics will have significant liquidity needs to support its introductory program, and may require continued liquidity until the success of its introductory program can be ascertained. The company is dependent upon the proceeds from this offering to meet liquidity needs during implementation and introduction; should our introductory program not achieve expected results, the business will fail and investors will lose their entire investment.

However, the company has extremely low overhead and the cash requirements in the start up phase will largely be variable costs directly related to sales. This float of cash related to sales will more likely limit the rate of growth of the company rather than threaten its continued existence. Also, officers of the company may invest additional cash into the company as needed to continue operations and promote growth.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated timeframe is realistic, and should assess the consequences of delays or failure of achievement in making an investment decision.

Expressions Graphics, Inc.

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OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock,
The following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?

Expressions Graphics, Inc. is a development stage company without meaningful operational history;
or net, after-tax earnings for the last fiscal year.

6. If the Company had profits, show offering price as a multiple of earnings.
Adjust to reflect for any stock splits or recapitalizations, and use conversion
or exercise price in lieu of offering price, if applicable.

Expressions Graphics, Inc. was incorporated on January 13, 2000; and did not have profits for the
last fiscal year.

7. **(a)** What is the net tangible book value of the Company? If deficit, shown in parenthesis.)
For this purpose, net tangible book value means total assets (exclusive of copyrights,
patents, goodwill, research and development costs and similar intangible items) minus
total liabilities. If the net tangible book value per share is substantially less than this
offering (or exercise or conversion) price per share, explain the reasons for variation.

Expressions Graphics, Inc. current net tangible book value is $11,496.00 or $0.021 per share. Giving
effect to the sale by the Company of all offered shares at the public offering price, the net tangible
book value of the Company would be $86,496.00 or $0.042 per share which results in dilution to
the new shareholders of $0.008 per share.

This dilution is an effect of the initial compensation paid in common stock to the officers of the Company
and the costs of formation. Management has set the offering price at the same price per share as that used to
convert initial investment and compensation of the officers to shares in the Company.

Expressions Graphics, Inc.

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7. (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of the sale, the price at which they were sold, and if not sold for cash, a concise description of the consideration. (Exclude bank debt).

Expressions Graphics, Inc. issued 400,000 shares of common stock to Neil Brouillette, the current President, on March 13, 2000. The shares were issued at an arbitrary value of $.05 (five cents) per share for the following valuable consideration:

a. 100,000 shares for an initial cash investment of $5,000.00 deposited in the Company's bank account on March 8, 2000.

b. 300,000 shares for compensation during start-up period valued by the board at $15,000.00 which was fully earned at the time of acceptance of the office of President. No other compensation has been offered or accepted; and is not anticipated until such time as the company begins to generate revenues.

Expressions Graphics, Inc. issued 140,000 shares of common stock to Frank Drechsler, the current Vice President on March 13, 2000. The shares were issued at an arbitrary value of $.05 (five cents) per share for the following valuable consideration:

a. 40,000 shares were issued for an initial cash investment of $2,000.00; for payment of the "incorporation" process of the Company paid on January 11, 2000, and a $100.00 bank deposit for company funds applied on February 9, 2000.

b. 100,000 shares for compensation during setup period valued by the board at $5,000.00; which was fully fully earned at the time of acceptance of the office of Vice President. No other compensation has been offered or accepted; and is not anticipated until such time as the company begins to generate revenues.

Expressions Graphics, Inc. issued 20,000 shares of common stock to Michele Spain, the current Treasurer, on April 12, 2000. The shares were issued at an arbitrary value of $.05 (five cents) per share for the following valuable consideration:

20,000 shares for compensation during the startup period valued by the board at $1,000.00, which was fully earned at the acceptance of the office of Treasurer. No other compensation has been offered or accepted; and is not anticipated until such time as the company begins to generate revenue.

Note: All shares issued bear a restrictive legend subject to Rule 144 of the Securities Exchange Act.

Expressions Graphics, Inc.

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8. **(a)** What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. (Also assume exercise of any options, warrants or rights and conversions of any convertible securities in this offering.)

        If the maximum is sold: 72.8 %

        If the minimum is sold: 3.4 %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

        If the maximum is sold: $101,000.00

        If the minimum is sold: $ 27,000.00

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

Expressions Graphics, Inc.

_____

USE OF PROCEEDS

9 (a). The following table sets forth the use of proceeds from this offering (based on the minimum and maximum offering amounts):

Use of Proceeds	Maximum Offering Amount	Percent
Transfer Agent Fee	$ 1,000.00	1 %
Printing Cost	$ 250.00	1 %
Legal Fees	$ 5,000.00	7 %
Accounting Fees	$ 2,500.00	3 %
Working Capital	$66,250.00	88 %
	_____	_____
Total	$75,000.00	100%

Management anticipates expending these funds for the purposes indicated above. To the extent that expenditures are less than projected, the resulting balance will be retained and used for general working capital purposes or allocated according to the discretion of the Board of Directors. Conversely, to the extent that such expenditures require the utilization of funds in excess of the amount anticipated, supplemental amounts may be drawn from the other sources, including, but not limited to, general working capital and/or external financing. The net proceeds of this offering that are not expended immediately may be deposited in an interest or non-interest bearing account, of invested in government obligations, certificates of deposit, commercial paper, money market funds, or similar investments.

Expressions Graphics, Inc.

_____

9 (b). If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of this offering, describe the order of priority in which the proceeds set forth above in the column Maximum Offering Amount will be used.

Expressions Graphics, Inc. will use proceeds in the following order of priority:
- (1)   Printing Costs   - In an effort to achieve the maximum offering
- (2)   Transfer Agent   - Necessary to perform the offering
- (3)   Accounting   - Funds in reserve for the preparation and audit of future required filings
- (4)   Legal Fees   - The company prefers to keep debt to a minimum during the startup phase
- (5)   Working Capital - Funded last and applied in a manner best suited to implement the business plan

Working capital is expected to be used in the following manner:
a. Rent and office expense of approximately $500.00 per month of $6,000.00 per year.
b. Additional website development of approximately $5000.00 for the first stage of product testing, and an additional $5000.00 budgeted for changes and enhancements to be implemented based on test sales and customer response.
c. Inventory of common, ready to ship products is initially expected to be at approximately $5,000.00 to $10,000.00.
d. Production equipment may be purchased to fulfill certain orders. The custom images uploaded to the website for T-shirts and mugs will likely be produced by Expressions Graphics, Inc. due to the need for close interaction with the website. The cost of the equipment to produce these types of products should not exceed $5000.00.

The remaining working capital will be used for marketing expenses; printing costs, postage, telephone, advertising through direct mail pieces and other methods depending on market reaction.
Note: The telemarketing campaign will be commission based which will impact profit margin on sales.

No salaries will be paid to officers from this offering nor does Expressions Graphics, Inc. intend to use outside consultants.

This initial offering was intended to be a small offering to provide enough capital to test the concept and develop sales revenue sufficient to support daily operations.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

Expressions Graphics, Inc.

_____

10 (a). If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amount and sources of such other funds, and whether the funds are firm or contingent. If contingent, explain.

Material amounts of funds from sources, neither firm nor contingent, other than this offering are not anticipated or intended to be used in conjunction with the proceeds from this offering.

10 (b). If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Expressions Graphics, Inc. intends the use of no material part of the proceeds to discharge indebtedness.

10 (c). If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business. The company does not intend the acquisition of assets from officers, directors, employees, or principal stockholders of the company or their associates.

10 (d). If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advance, or otherwise, explain.

No amount of the proceeds is intended to be used for the reimbursement of previously rendered services, transferred assets, monies loaned or advanced, or otherwise.

Expressions Graphics, Inc.

_____

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any not, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Expressions Graphics, Inc. does not have nor anticipates having within the next 12 months any cash flow or liquidity problems, and is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the company to make payments. Expressions Graphics, Inc. is not subject to any unsatisfied judgements, liens or settlement obligations.

The potential exists for a substantial float of orders, minimum purchases resulting in some retained inventory and possible customer returns or charge backs that could effect cash flow. The company may have to curtail marketing efforts until suitable credit accounts can be established or additional capital can be raised.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Expressions Graphics, Inc. currently has extremely low overhead and fully anticipates the proceeds from this offering will satisfy cash requirements for the next 12 months. The company will seek to raise additional funds as required by the customer reaction to Expression Graphics, Inc. method of bringing its products to market. Growth beyond expected levels could require additional cash, as well as an unforeseen opportunity in the form of a contract with a large client or beneficial acquisition of a profitable subcontractor.

An additional offering of securities could be made or, if sufficient credit history has developed, a loan may be possible through a traditional banking entity. The officers of Expressions Graphics, Inc. may invest additional cash into the company as needed.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of proceeds therefrom:

Expressions Graphics, Inc. is a new company without operational history or prior balance sheet data. Value and use of proceeds as based on minimum and maximum quantities presented in this offering are as supplied in response to Questions 7 through 10, preceding.

Expressions Graphics, Inc.

_____

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X]   Common Stock
[   ]   Preferred or Preference Stock
[   ]   Notes or Debentures
[   ]   Units of two or more types of securities composed of: _____
[   ]   Other: _____

15. These securities have:

Yes	No	
	X	Cumulative voting rights
	X	Other special voting rights
	X	Preemptive rights to purchase in new issues of shares
	X	Preference as to dividends or interest
	X	Preference upon liquidation
	X	Other special rights or preferences (specify): _____

16. Are the securities convertible?   [   ] Yes   [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ___/___/___
Date when conversion expires: ___/___/___

Expressions Graphics, Inc.

_____

17(a). If securities are notes or other type of debt securities:
        1. What is the interest rate? If interest rate is variable or multiple rates, describe: _____
        2. What is the maturity date? If serial maturity dates, describe: _____
        3. Is there a mandatory sinking fund? Describe: _____
        4. Is there a trust indenture? Name, address and telephone number of Trustee: _____
        5. Are the securities callable or subject to redemption? Describe, including redemption prices: ____
        6. Are the securities collateralized by real or personal property? Describe: _____
        7. If these securities are subordinated in right of payment of interest or principal,
          explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $_____

How much indebtedness shares in right of payment on an equivalent basis? $_____

How much indebtedness is junior (subordinated) to the securities? $_____

Question 17(a) is shown in content and format for continuity; and, is not applicable regarding Expressions Graphics, Inc. as securities are <u>not</u> notes or other types of debt securities.

17(b). If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earning" means pre-tax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Question 17(b) is shown in content for continuity; and, is not applicable regarding Expressions Graphics, Inc. as securities are <u>not</u> notes or other types of debt securities.

Expressions Graphics, Inc.

_____

18.   If securities are Preference or Preferred stock:

Are unpaid dividends cumulative?   [ ] Yes   [ ] No
Are securities callable?   [ ] Yes   [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw
        or contractual provision or document that gives rise to the rights of Preferred
        or Preference Stock, notes or other securities being offered.

Question 18 is shown in content for continuity; and, is not applicable regarding
Expressions Graphics, Inc. as securities are <u>not</u> Preference or Preferred Stock.

19.   If securities are capital stock of any type, indicate restrictions on dividends under loan
             or other financing arrangements or otherwise:

Question 19 is shown in content for continuity; and, is not applicable regarding
Expressions Graphics, Inc. as securities are <u>not</u> capital stock of any type.

20.   Current amount of assets available for payment of dividends if deficit must be first made up,
             show deficit in parenthesis: $_____

Question 20 is not applicable to Expressions Graphics, Inc..

Expressions Graphics, Inc.

_____

PLAN OF DISTRIBUTION

21.   The selling agents (i.e., the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Expressions Graphics, Inc. will sell its common stock to the public on a "best efforts" basis. No commissions or other fees will be paid, directly or indirectly, by Expressions Graphics, or any of its principals, to any person or firm in connection with solicitation of sales of the common stock. Notwithstanding, certain costs to be paid in connection with the offering as specified in Use of Proceeds, page 18.

Expressions Graphics will offer its securities through its Vice President, Frank Drechsler, and rely on the Safe Harbor from Broker-Dealer Registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

22.   Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to cash commissions set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the security laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

No commissions or fees, including any form of compensation to selling agents or finders, will be paid directly or indirectly by Expressions Graphics, Inc., or any of its principals.

Expressions Graphics, Inc. may decide to use a broker-dealer registered with the NASD and will amend its registration statement by post-effective amendment to identify the selected broker-dealer and disclose the compensation to be paid for those services.

23.   Describe any material relationships between any of the selling agents or finders and the Company or its management.

Expressions Graphics, Inc., or any of its principals, will <u>not</u> use selling agents or finders for the selling of securities

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

Expressions Graphics, Inc.

_____

24.   If this offering is not being made through selling agents, the name(s) of persons at the
Company through which this offering is being made:

    Name: Frank Drechsler, Vice President of Expressions Graphics, Inc.
    Address: 5300 W. Sahara, Suite 101
                      Las Vegas, NV 89146
    Telephone: (888) 809-3446

25.   If this offering is limited to a special group, such as employees, or is limited to a certain number
of individuals (as required to qualify under Subchapter S or the Internal Revenue Code) or is subject
to any other limitations, describe the limitation and any restrictions on resale that apply.
Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes   [ ] No

Expressions Graphics, Inc. is not limiting this offering to any special group or number of individuals,
nor is the offering subject to any other limitations.

26 (a). Name, address, and telephone number of independent bank or saving and loan association
or other similar depository institution acting as escrow agent if proceeds are escrowed until
minimum proceeds are raised:

Minimum proceeds are set only by the minimum purchase price of $1000.00 for 20,000 shares;
therefore, no escrow is required and funds will be deposited directly into the corporate general account.

(b). Date at which funds will be returned by escrow agent if minimum proceeds are not raised: __/__/____
Will interest on proceeds during escrow period be paid to investors? [ ] Yes   [ ] No

No escrow is required. Minimum proceeds are set only by minimum quantity purchase and any such
funds received will be deposited directly into the corporate general account.

Expressions Graphics, Inc.

_____

27.   Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

All presently outstanding shares issued to officers of Expressions Graphics, Inc. were not previously registered with the Securities and Exchange Commission in connection with any other offering. All shares outstanding are subject to Rule 144 of the Securities Act of 1933.
All shares currently issued were issued to officers of Expressions Graphics and are subject to a minimum one year restriction on resale.

400,000 shares issued to Neil Brouilette, the current President, will be able to be resold, subject to quantity restrictions, on March 14, 2001.

140,000 shares issued to Frank Drechsler, the current Vice President, will be able to be resold, subject to quantity restriction, on March 14, 2001.

20,000 shares issued to Michelle Spain, the current Treasurer, will be able to be resold, subject to quantity restrictions, on April 13, 2001.

There are no other outstanding shares.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28.   If the company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Expressions Graphics, Inc. has not within the last five years paid dividends, made distributions upon its stock or redeemed any securities.

Expressions Graphics, Inc.

_____

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. **Chief Executive Officer**

Title: **PRESIDENT**
Chairman of the Board

Name: Neil Brouillette

Office Street Address: 14260 Garden Road, #B-724   Telephone: (888) 809-3446
Poway, California 90064

Neil Brouillette provides the management and operational skills necessary to successfully guide Expressions Graphics, Inc. through its development stage. While providing necessary interaction with the other Directors for administrative matters; Mr. Brouillette will focus significantly on the functioning of the business, using his extensive background and skills to efficiently provide operational leadership. Mr. Brouillette has successfully owned and operated a custom graphics printing business, and has also worked as manager and production artist for other commercial firms. He is skilled in all aspects of business; customer meeting, design, printing, finishing, delivery, and collection. Experienced in all operational processes; original artwork design, customer supplied artwork conversion to camera ready, conventional graphic art applications and equipment, screen printing on a variety of products and substrates, and subject photography. Technical credentials also include completion of Glenn Fishback School of Photography and New Horizons Computer Learning.

Name of employers, titles and dates of positions held during the past five years,
with an indication of job responsibility.

Employer	Title	Dates of Position
HTS Marketing	Production Artist/Manager	March 1997 - Present

Responsibilities: Frequent customer interaction to define requirements, develop project, and establish schedules. Coordinates vendor interface, responsible for achieving all shipping and delivery requirements. Develop production schedules and manage employees to achieve those schedules.

Let's Go Sportsware	Production Artist	October 1995 - March 1997

Responsibilities: Special projects design and development.
Graphics application, screen printing, and other formats; for example, design and development of corporate logos, special event brochures.

Also a director of the Company   [X] Yes   [   ] No

Indicate amount of time to be spent on Company matters if less than full time: 40%

Neil Brouillette currently works full time operating a custom sign shop in Southern California. The bulk of his free time is devoted to the development of Expressions Graphics, Inc. Neil intends to devote his full attention to Expressions Graphics, Inc. when the company begins to generate profits and can support a modest salary for his services.

Expressions Graphics, Inc.

_____

30.   Chief Operating Officer

Title: VICE PRESIDENT/SECRETARY
Vice Chairman of the Board

Name: Frank Drechsler   Age: 33

Office Street Address: 5300 W. Sahara, Suite 101   Telephone: (888) 809-3446
Las Vegas, Nevada 89146

Frank Drechsler comes to Expressions Graphicswith an e-commerce, sales and marketing background, and has served as President/CEO of an internet retailing company since October 1998. He has held sales and management positions in multi-national corporations. Mr. Drechsler got his start in the apparel and sporting goods at Select Distribution a mid-size apparel firm where he had been directly responsible for international sales of up to $500,000 per month. Mr. Drechsler's experience has provided him an extensive knowledge of national and global markets expanding into the e-commerce market place. Mr. Drechsler has the skills and ability to develop marketing and sales for Expressions Graphics, Inc. and provide significant contribution for the company's future growth.

Name of employers, titles and dates of positions held during the past five years, with an indication of job responsibility.

Employer	Title	Dates of Position
Pacifictradingpost.com	President/CEO	October 1998 - Present
Responsibilities:	Oversee day to day operations of e-commerce and physical store location, develop new programs to increase sales of skatesurfsnow.com division, investor relations.	
Skatesurfsnow.com	Partner/Founding owner	January 1998 - October 1998
Responsibilities:	Set up business model, accounting, finance, set up e-commerce sales program, coordinate with vendors.	
Consultant/Self employed	Consultant	January 1997 - December 1997
Responsibilities:	Set up sales and marketing program with start up companies to develop and maintain domestic and international distributors and markets, set up international tradeshows, coordinate all pre-booking and shipments.	

Expressions Graphics, Inc.

_____

Chief Operating Officer

Name of employers, titles and dates of positions held during the past five years,
with an indication of job responsibility.

(*continuation*)

Employer	Title	Dates of Position
Select Distribution	International Sales Manager	May 1995 - December 1996

          Responsibilities: Develop and maintain international distributors, set up international tradeshows, manage staff of three persons, coordinate all pre-booking and shipments.

NNR Air Cargo	Assistant Sales Manager	August 1992 - May 1995

          Responsibilities: Manage sales staff of 8 persons, set sales goals, develop new clients, coordinate with international partners for shipments and annual contracts with companies such as Mazda, Printronix, Western Digital, Magner Corporation.

Education:

Degree	School	Date
Bachelor of Arts International Business	California State University, Fullerton	February 1992

Also a director of the Company   [X] Yes   [   ] No

Indicate amount of time to be spent on Company matters if less than full time: 20 %

Frank Drechsler will balance his efforts between Expressions Graphics, Inc. and his current duties at PacificTradingPost.com, an internet retailer of extreme sports equipment.

Expressions Graphics, Inc.

_____

31.   **Chief Financial Officer**

Title: TREASURER

Name: Michele A. Spain

Office Street Address: 5300 W. Sahara, Suite 101   Telephone: (888) 809-3446
Las Vegas, Nevada 89146

Name of employers, titles and dates of positions held during the past five years,
with an indication of job responsibility.

Employer	Title	Dates of Position
The Boeing Company	Proposal/Project Manager C-17 Military Aircraft Program	1998 - Present
	Responsibilities: Manage, coordinate and prepare technical proposals in response to government Request for Proposals (RFP's).	
Bankers Trust Company	Account Manager Mortgage-backed Securities	1997-1998
	Responsibilities: Manage a multi-million dollar portfolio of mortgage-backed securities and maintain client-trustee relations domestically and abroad.	
McDonnell Douglas	Financial Analyst International Space Station Program	1991-1997
	Responsibilities: Manage and planned cost and schedule performance for internal and external customers using the Earned Value Management System (EVMS)	

Education:

Degrees	Schools	Dates
Master of Business Administration - Business Management	University of Southern California	Spring 2000
Bachelor of Science - Business Administration	University of LaVerne	Spring 1994

Also a director of the Company   [X] Yes   [ ] No

Indicate amount of time to be spent on Company matters if less than full time: 10 %

Michele Spain is full time career Aerospace management and finance. Michele's role in Expressions
Graphics, Inc. is purely executive guidance in the areas of management and finance. Michele's role is
not expected to expand beyond that of advisory.

_____

32.   Other Key Personnel

Expressions Graphics, Inc. is currently in its development stage, and is comprised of the three management and operational employees previously described. During the period of the year 2000, the company intends to increase employment by the addition of at least two individuals; with intent that such new employees will function in the operational and clerical areas of the business. Until such time as these additional employees are acquired, the previously presented individuals (Directors) will adequately perform the managerial and operational tasks of the business; and, as such, the Expressions Graphics, Inc. has no other key personnel to be identified at the time of this filing.

Expressions Graphics, Inc.

_____

DIRECTORS OF THE COMPANY

33.   Number of Directors: 3

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

The directors shall be elected at an annual meeting of the stockholders and except as otherwise provided within the By-Laws of Expressions Graphics, Inc., as pertaining to vacancies, shall hold office until his successor is elected and qualified.

34.   Information concerning outside or other Directors (i.e., those not described above):

Expressions Graphics, Inc. has no other Directors other than those previously described.

35(a).   Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

Mr. Neil Brouillette, the current President, has successfully owned and operated a custom graphics screen printing business; T. M. Griffin Screen Printing from 1987 through 1994 in Nashua, N.H. He has worked as manager and production artist for other commercial firms from 1994 to present. He is skilled in all aspects of business; customer contact, design, printing, finishing, delivery, and collection. Mr. Brouillette is experienced in all operational processes and holds technical credentials in photography and computer processing.

Mr. Frank Drechsler, the current Vice President, is a co-founder of a successful internet based retailer of apparel and sports products.

35(b).   If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion of trade secrets, know-how or other proprietary information.

No non-compete or non-disclosure agreements exist between the management of Expressions Graphics and any prior or current employer.

_____

35(c). If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Neil Brouillette, the current President, was the owner and responsible for the successful development and operations of a graphics business; T. M. Griffin Screen Printing in Nashua, New Hampshire. Mr. Brouillette started and developed his company in 1987, and successfully managed and operated the business through 1994.

Frank Drechsler, the current Vice President, founded SkateSurfSnow.com which was acquired by PacificTradingPost.com in October 1998. Mr. Drechsler, acting as President, has been able to stabilize a troubled company faced with high debt, net losses and several litigations. The company is at a break even threshold but requires much more work to achieve profitability. Pacific Trading Post currently occupies a majority of Mr. Drechsler's time.

35(d). If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

None of Expressions Graphics, Inc. key personnel are consultants or other independent contractors.

35(e). If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Expressions Graphics, Inc. does not have key life insurance policies on any of its Officers, Directors, or key personnel.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any such persons was a general partner at or within the last five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

The Directors of Expressions Graphics, Inc., is aware of no petitions or receivership actions having been filed or court appointed as to the business activities, Officers, Directors, or key personnel of Expressions Graphics, Inc..

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not those persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, experience and ability of management are often considered the most significant factors in the success of a business.

Expressions Graphics, Inc.

_____

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares: Common Stock   *Note: Class of shares is consistent for all following listed principal owners of the company, i.e., common stock.*

Average Price per Share: $0.05   *Note: Average price per share is consistent for all following listed principal owners of the company, i.e., five cents.*

Neil Brouillette
14260 Garden Road, #B-724   Principal Occupation: Manager/Production Artist
Poway, California 92064   Custom Graphics Industry
Tel: (888) 809-3446

# of shares now held	% of total	# of shares after offering*	% of total *
400,000	71.4	400,000	19.4

* assumes all securities sold

Note: 400,000 shares of common stock were issued at an arbitrary value of $.05
on March 13, 2000, for the following valuable consideration:
100,000 shares for an initial cash investment of $5,000.00
300,000 shares for compensation during start-up period
(reference item 7(b) in the Offering Price Factors section beginning on page 15)

Expressions Graphics, Inc.

_____

Frank Drechsler
5300 W. Sahara, Suite 101   Principal Occupation: Management and Sales
Las Vegas, Nevada 89146   Clothing Apparel Industry
Tel: (888) 809-3446

# of shares now held	% of total	# of shares after offering*	% of total *
140,000	25	140,000	6.8

                                                    * assumes all securities sold

> Note: 140,000 shares of common stock were issued at an arbitrary value of $.05
> on March 13, 2000, for the following valuable consideration:
> 40000 shares for an initial cash investment of $2000.00
> 100,000 shares for compensation during start-up period
> (reference item 7(b) in the Offering Price Factors section beginning on page 15)

Michelle Spain
5300 W. Sahara, Suite 101   Principal Occupation: Project Management
Las Vegas, Nevada 89146   Aerospace Industry
Tel: (888) 809-3446

# of shares now held	% of total	# of shares after offering*	% of total *
20,000	3.6	20,000	1

                                                    * assumes all securities sold

> Note: 20,000 shares of common stock were issued at an arbitrary value of $.05
> on April 12, 2000, for compensation during start-up period
> (reference item 7(b) in the Offering Price Factors section beginning on page 15)

Note: All shares issued bear a restrictive legend subject to Rule 144 of the Securities Exchange Act.

Expressions Graphics, Inc.

_____

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 560,000 shares (100% total outstanding)

After offering: a) Assuming minimum securities sold: 560,000 shares (96.5% of total outstanding)

b) Assuming maximum securities sold: 560,000 shares (27.2% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39(a). If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None of the Officers, Directors, key personnel or principal stockholders of Expressions Graphics, Inc. are related by blood or marriage.

39(b). If the Company has made loans to or is doing business with any of its Officers, Directors, or key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Expressions Graphics, Inc. has not, nor proposes to do so in the future, made loans or do business with any of its Officers, Directors, key personnel, 10% stockholders, relatives thereof, or controllable entities.

Neil Brouillette, the current President, owns equipment for the production of certain graphics products. Through Mr. Brouillette, Expressions Graphics, Inc. has some production capacity. If some orders are to be fulfilled using this production capacity, the company will compensate Mr. Brouillette actual cost of materials plus 10% for use of the equipment. No additional compensation will be paid to Mr. Brouillette during the start up period. Should Expressions Graphics wish to acquire the equipment owned by Neil Brouillette, it will be at fair value determined by the disinterested Directors or cost whichever is lower.

39(c). If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligation, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of Expressions Graphics, Inc. Officers, Directors, key personnel, or 10% stockholders has guaranteed or co-signed any bank debt, obligation, or any other indebtedness pertaining to the company.

_____

40.   **(a)**. List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:
(b). If remuneration is expected to change or has been unpaid in prior years, explain.
(c). If any employment agreements exist or are contemplated, describe:

There are no annuity, pension or retirement benefits proposed to be paid to Officers, Directors, or employees of Expression Graphics in the event of retirement at normal retirement date pursuant to any existing plan provided by Expression Graphics.

Mr. Neil Bouillette, the current President, was compensated $15,000.00 for services during the start up period. Mr. Frank Drechsler, the Vice President, was compensated $5000.00 for services during the start up period. Michele Spain, the Treasurer, was compensated $1000.00 for services during the start up period.

No employment agreements currently exist or are contemplated until the company is profitable.

41(a).   Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares. (0% of total shares to be outstanding after completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders.   ***Not Applicable***
State expiration dates, exercise prices, and other basic terms for these securities: ***Not A***pplicable

41(b).   Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

41(c).   Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Common stock may be issued from time to time without action by the stockholders. The common stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of common stock in one or more series, with such voting powers powers, designations, preferences, rights and qualifications, limitations and restrictions thereof as shall be stated by the Board of Directors in resolution or resolutions adopted by them and authorized by the Articles of Incorporation and By-Laws of Expressions Graphics, Inc. Holders of the common stock of the corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the corporation, nor to any right of subscription thereto, other to the extent, if any, the Board of Directors may determine from time to time.

42.   If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon termination.

Expressions Graphics, Inc. is highly dependent on the availability of services from personnel in specific operational assignments. Specific skills required in such assignments are not such that terminated personnel will have an advantage as to competition with the company. No specific arrangements with any personnel have been made, or are presently contemplated.

Note: After reviewing the above potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

Expressions Graphics, Inc.

_____

LITIGATION

43.   Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors, or other key personnel. State the name of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extend feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The officers and directors of Expressions Graphics, Inc. are aware of no past, pending or threatened litigation or administrative action which would have any material effect upon the company's business, financial condition, or operations, including any such litigation or action involving the company's officers, directors, or other key personnel.

FEDERAL TAX ASPECTS

44.   If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Expressions Graphics, Inc. is not an S corporation under the Internal Revenue Code of 1986; Question 44 is not applicable.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review the details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45.   Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Expressions Graphics, Inc. is not aware of any additional or miscellaneous factors, either adverse of or favorable, which are necessary to clarify, make complete or not misleading, such information provided in this Offering Circular.

Expressions Graphics, Inc.

_____

FINANCIAL STATEMENTS

46.   Financial statements, as required for Offering Circular.

CONTENTS

EXPRESSIONS GRAPHICS, INC.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 13, 2000
(INCEPTION) TO APRIL 30, 2000

Page F-1

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF EXPRESSIONS GRAPHICS, INC.:

We have audited the accompanying balance sheet of Expressions Graphics, Inc. (A Development Stage Company) as of April 30, 2000 and the related statements of operations, stockholders' equity and cash flows for the period from January 13, 2000 (inception) to April 30, 2000. These financials statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Expressions Graphics, Inc. as of April 30, 2000 and the results of its operations and its cash flows for the period from January 13, 2000 (inception) to April 30, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the accompanying financial statements, the Company has no established source of revenue, which raises substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are also discussed in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MERDINGER, FRUCHTER ROSEN & CORSO, P.C.
Certified Public Accountants

Los Angeles, California
May 2, 2000

Page F-2

EXPRESSIONS GRAPHICS, INC.
(A Development Stage Company)
BALANCE SHEET
APRIL 30, 2000

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	2,746
Prepaid Expenses		8,750
TOTAL ASSETS	**$**	**11,496**
LIABILITIES AND STOCKHOLDERS' EQUITY		
TOTAL LIABILITIES	$	-
STOCKHOLDERS' EQUITY:		
Common stock, $0.001 par value;		
25,000,000 shares authorized;		
560,000 shares issued and outstanding		560
Additional paid-in capital		27,440
Deficit accumulated during the development stage		(16,504)
TOTAL STOCKHOLDERS' EQUITY		11,496
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**11,496**

The accompanying notes are an integral part of the financial statements.

Page F-3

EXPRESSIONS GRAPHICS, INC.
(A Development Stage Company)
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JANUARY 13, 2000
(INCEPTION) TO APRIL 30, 2000

REVENUE	$ -
GENERAL AND ADMINISTRATIVE EXPENSES	16,504
LOSS BEFORE INCOME TAXES	(16,504)
INCOME TAXES	-
NET LOSS	**$ (16,504)**
NET LOSS PER COMMON SHARE - basic and diluted	**$ (0.03)**
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - basic and diluted	**547,500**

The accompanying notes are an integral part of the financial statements.

Page F-4

EXPRESSIONS GRAPHICS, INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM JANUARY 13, 2000
(INCEPTION) TO APRIL 30, 2000

	Common Stock		Additional Paid-in Capital	Deficit Accumulated During Development Stage	Total
	Shares	Amount			
Balance, January 13, 2000 (inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock for services					
- on March 13, 2000 at $0.05 per share	400,000	400	19,600	-	20,000
- on April 12, 2000 at $0.05 per share	20,000	20	980	-	1,000
Issuance of common stock for cash					
on March 13, 2000 at $0.05 per share	140,000	140	6,860	-	7,000
Net loss	-	-	-	(16,504)	(16,504)
Balance, April 30, 2000	560,000	$ 560	$ 27,440	$ (16,504)	$ 11,496

The accompanying notes are integral part of the financial statements.

Page F-5

EXPRESSIONS GRAPHICS, INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 13, 2000
(INCEPTION) TO APRIL 30, 2000

NET CASH FLOWS USED IN OPERATING ACTIVITIES:	
Net Loss	$ (16,504)
Adjustments to reconcile net loss to net cash	
used in operating activities	
Shares issued for services rendered	21,000
Change in assets:	
Increase in prepaid expenses	(8,750)
Cash Used in Operating Activities	(4,254)
NET CASH FLOWS PROVIDED FROM FINANCING ACTIVITIES:	
Issuance of common stock for cash	7,000
NET CHANGE IN CASH	2,746
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	-
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 2,746
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid during the year-	
Interest expense	$ -
Income taxes paid	$ -

NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the period from January 13, 2000 (inception) through April 30, 2000, the Company issued 420,000 shares of its common stock as compensation to its officers during the start-up period. The Company valued the shares at $21,000, which was the fair market value as of the issuance date.

The accompanying notes are an integral part of the financial statements.

Page F-6

EXPRESSIONS GRAPHICS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENT
APRIL 30, 2000

NOTE 1 -   DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Expressions Graphics, Inc. (the "Company") is currently a development stage company under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 7. The Company was incorporated under the laws of the State of Nevada on January 13, 2000. The Company is an e-commerce business that provides a multitude of graphic design services, such as design of corporate logos, signage and customized promotional materials, to businesses and professionals nationwide.

Basis of Presentation
The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has no established source of revenue. This matter raises substantial doubt about the Company's ability to continue as a going concern. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset and liability amounts that might be necessary should the Company be unable to continue in existence.

Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

-   Management intends to raise up to $75,000 from an SB-1 offering to fund the Company.

-   Management expects that the Company will need approximately $30,000 over the next twelve months to sustain operations. In nine to twelve months, management projects to generate between $30,000 to $40,000 per month in revenues from customers derived from word-of-mouth and repeat business. In addition, the Company is intending to advertising on the Internet, traditional news, direct mail media and a focused telemarketing campaign. It is management's intent to expand its customer base nationally through e-commerce.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

EXPRESSIONS GRAPHICS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENT
APRIL 30, 2000

NOTE 1 -   DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk
From time to time the Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances may exceed FDIC insured levels at various times during the year.

Comprehensive Income
SFAS No. 131, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of April 30, 2000, the Company has no items that represent comprehensive income and, therefore, has not included a schedule of Comprehensive Income in the accompanying financial statement.

Loss Per Share
The Company presents loss per share in accordance with SFAS No. 128, "Loss Per Share," which requires presentation of basic loss per share ("Basic LPS") and diluted loss per share ("Diluted LPS"). The computation of Basic LPS is computed by dividing loss available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted LPS gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted LPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings.

Income Taxes
The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

EXPRESSIONS GRAPHICS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENT
APRIL 30, 2000

NOTE 2 -   COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company leases office space under a non-cancelable operating lease that expires in April 2001.
Lease expense for the period from January 13, 2000 (inception) through April 30, 2000 was
approximately $400.

Future minimum lease payments under operating leases with initial or remaining terms of one year or
more are as follows:

Year Ending December 31,
2000	$ 2,700
2001	1,400
Thereafter	-
Total	$ 4,100

NOTE 3 -   STOCKHOLDERS' EQUITY

Common Stock
During the period from January 13, 2000 (inception) through April 30, 2000, the Company had the
following common stock transactions:

- Issued 140,000 shares of its common stock for $7,000.

- Issued 420,000 shares of its common stock as compensation to its officers for the six month
  start-up period. The Company valued the shares at $21,000, which was the fair market
  value as of the issuance date.

EXPRESSIONS GRAPHICS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENT
APRIL 30, 2000

NOTE 4 -   INCOME TAXES

The components of the provision for income taxes for the period from January 13, 2000 (inception) to April 30, 2000 are as follows:

Current Tax Expense	
U.S. Federal	$ -
State and local	-
Total Current	-
Deferred Tax Expense	
U.S. Federal	-
State and local	-
Total Deferred	-
Total Tax Provision (Benefit) from Continuing Operations	**$ -**

Page F-10

Expressions Graphics, Inc.

_____

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF CERTAIN RELEVANT FACTORS

47.   If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

   This current loss is a result of the initial compensation paid to the officers of the Company and the costs of formation.

48.   Describe any trends in the Company's historical operating results. Indicate changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of impact.

   Expressions Graphics, Inc., a development stage company, has not had significant sales during the last fiscal year.

49.   If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _____%
What is anticipated gross margin for next year of operations? _____%
If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

   Expressions Graphics, Inc., a development stage company, has not had significant sales during the last fiscal year.

50.   Foreign sales as a percent of total sales for last fiscal year:____%
Domestic government sales as a percent of total domestic sales for last fiscal year:____%
Explain the nature of these sales, including any anticipated changes:

   Expressions Graphics, Inc., a development stage company, has not had significant sales during the last fiscal year.

Expressions Graphics, Inc.

_____

SIGNIFICANT PARTIES

Name	**Business Address**	**Residential Address**
DIRECTORS		
Neal Brouillette	14260 Garden Road, #B-724 Poway, California 92064 (888) 809-3446	13625 Acton Avenue Poway, California, 92064 (858) 748-6879
Frank Drechsler	5300 W. Sahara, Suite 101 Las Vegas, Nevada 89146 (888) 809-3446	On file and available on request (714) 404-7278
Michele A. Spain	5300 W. Sahara, Suite 101 Las Vegas, Nevada 89146 (888) 809-3446	On file and available on request
COUNSEL		
Jeffrey H. Mackay Attorney-at-Law	4855 Voltaire Street San Diego, California 92107 (619) 758-1953	

UNDERWRITERS

Should Expressions Graphics, Inc. seek the services of a broker-dealer in connection with this offering, the company will amend this registration statement by post-effective amendment.

A broker-dealer that sells securities in this type of offering would be deemed an underwriter as defined in Section 2(ii) of the Securities Act and would be required to obtain a no objection position from the NASD regarding compensation and underwriting terms.

Expressions Graphics, Inc.

_____

RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

Expressions Graphics, Inc. did not hire or cause to be hired any "expert" or "counsel" on a contingent basis, whereas such "expert" or "counsel" would receive a direct or indirect interest in Expressions Graphics, Inc.; or was a promoter, underwriter, voting trustee, director, officer, or employee of Expressions Graphics, Inc.

SELLING SECURITY HOLDERS

No security holders of Expressions Graphics, Inc. is offering securities; nor has held any position, office, or material relationship within the past three years with Expressions Graphics, Inc., or any existing affiliate or predecessor.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Expressions Graphics, Inc. has never had nor anticipates having changes in or disagreements with accountants on matters of accounting or financial disclosure; nor has any principal accountant, currently or in past recent years, resigned (or declined to stand for re-election) or was dismissed.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the general corporation law of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines, and amounts paid or to be paid in settlement) reasonably incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person; and shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under the Articles of Incorporation of Expressions Graphics, Inc..

Expressions Graphics, Inc.

_____

INDEMNIFICATION OF DIRECTORS AND OFFICERS

No Director or Officer of Expressions Graphics, Inc. will have personal liability to the Company or any stockholders for monetary damages for breach of fiduciary duty as a Director or Officer involving any act or omission of such Director or Officer, whereas specific provisions in the Articles of Incorporation limit such liability. Such provision shall not eliminate or limit the liability of a Director or Officer; (1) for any breach of duty of loyalty to Expressions Graphics or its stockholders, (2) for acts of omission not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under applicable sections of the Nevada Corporate Code, or any Nevada State Law applicable, (4) or for any transaction from which an improper personal benefit was derived.

Expression Graphics will provide for indemnification of the Directors, Officers, and employees in most cases for any liability suffered by them or arising out of their activities as Directors, Officers, and employees; if they were not engaged in willful malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the corporation.

The Directors and Officers of Expressions Graphics, Inc. are accountable to the Company as fiduciary, which means they are required to exercise good faith and fairness in all dealings affecting Expressions Graphics, Inc..

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Information for this item is set forth under the heading Use of Proceeds, page 18.

Expressions Graphics, Inc.

_____

UNDERTAKINGS

The undersigned registrant hereby undertakes to:

1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

    a. Include any prospectus required by section 10(a)(3) of the Securities Act;
    b. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and not withstanding the foregoing, any increase or decrease in volume of securities offered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
    c. Include any additional or changed material information on the plan of distribution.

2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4. Provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchased

UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

All presently outstanding shares were issued to officers of the Company were not previously registered with the Securities and Exchange Commission in connection with any other offering. All shares outstanding were issued as exempted transactions under Section 4(2) of the Securities Act of 1933 and are subject to Rule 144 of the Securities Act of 1933.

400,000 shares issued to Neil Brouilette, the current President.

140,000 shares issued to Frank Drechsler, the current Vice President.

20,000 shares issued to Michelle Spain, the current Treasurer.

There are no other outstanding shares.

Expressions Graphics, Inc.

_____

INDEX TO EXHIBITS

		Exhibit Page #s	Document Page #s
(3)	Charter and By-Laws		
	(i) Charter	Pages A-1 through A-6	58 - 63
	(ii) By-Laws	Pages B-1 through B-10	64 - 73
(4)	Instruments defining the rights of security holders -	Incorporated by reference; see: Exhibit 3(i) - Articles of Incorporation, Article IV Exhibit 3(ii) - By-Laws, Article I, Section 5	
(5)	Opinion re: legality	Page E-1	74
(23)	Consents		
	(i) Consent of Accountant	Page E-2	75
	(ii) Consent of Attorney	Page E-3	76
(27)	Financial Data Schedule	Page FD-1	77
(99)	(i) Subscription Agreement	Page S-1	78

DESCRIPTION OF EXHIBITS

(3)	(i) Charter	Corporate Charter of Expressions Graphics, Inc. and Articles of Incorporation of Expressions Graphics, Inc., a Nevada corporation, as filed January 13, 2000.
	(ii) By-Laws	By-Laws of Expressions Graphics, Inc. as filed January 13, 2000.
(4)	Instruments defining the rights of security holders	Included by reference, that portion(s) of Articles of Incorporation and By-Laws stating specified security holders rights.
(5)	Opinion re: legality	The written opinion of counsel as to the legality of the securities covered by this Offering; whereas such securities will be when sold; legally issued, fully paid and non-assessable.
(23)	Consents (i) Consent of Accountant (ii) Consent of Attorney	The written consents of the accountant and attorney, whereby as to profession gives authority for the preparation or certification as to document content as subject to such consent and pertaining to this offering.
(27)	Financial Data Schedule	Financial content for recent fiscal year or interim period as required and generated for electronic filers.
(99)	Subscription Agreement	Subscription Form to be used on conjunction with the purchase of securities in this offering.

Expressions Graphics, Inc.

_____

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned,

in the City of __Poway __; State of ____California ___;

on __May 25, 2000.

REGISTRANT: Expressions Graphics, Inc.

                                    By: ____/S/ Neil Brouillette, President_____
                                              (Signature and Title)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

(Signature) ___/S/ Neil Brouillette_____ (Title) _President_____ (Date) __May 25, 2000_

(Signature) ___/S/ Frank Dreschler_____ (Title) __Vice President_____ (Date) __May 25, 2000_

SECRETARY OF STATE

THE GREAT SEAL OF THE STATE OF
ALL FOR OUR COUNTRY
NEVADA

STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **EXPRESSIONS GRAPHICS, INC.** did on **JANUARY 13,** 2000, file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Las Vegas, Nevada, on **JANUARY 13,2000.**

\S\Dean Heller
Secretary of State

By   \S\Certification Clerk\
Certification Clerk

THE GREAT SEAL OF THE STATE OF
ALL FOR OUR COUNTRY
NEVADA

Page A-1

FILED #C-897-00
JAN 13 2000
IN THE OFFICE OF
\S\Dean Heller
DEAN HELLER
SECRETARY OF STATE

ARTICLES OF INCORPORATION

OF

EXPRESSIONS GRAPHICS. INC.

a Nevada corporation

I, the undersigned, being the original incorporator herein named, for the purpose of forming a corporation under the General Corporation Laws of the State of Nevada, to do business both within and without the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true:

ARTICLE I

NAME

The name of the corporation is EXPRESSIONS GRAPHICS INC.

ARTICLE II

RESIDENT AGENT & REGISTERED OFFICE

Section 2.01. Resident Agent The name and address of the Resident Agent for service of process is Nevada Corporate Headquarters, Inc., 5300 West Sahara, Suite 101, Las Vegas, Nevada 89146. Mailing Address: P.O. Box 27740, Las Vegas, NV 89126.

Section 2.02. Registered Office. The address of its Registered Office is 5300 West Sahara, Suite 101, Las Vegas, Nevada 89146.

Section 2.03. Other Offices. The Corporation may also maintain offices for the transaction of any business at such other places within or without the State of Nevada as it may from time to time determine. Corporate business of every kind and nature may be conducted, and meetings of directors and stockholders held outside the State of Nevada with the same effect as if in the State of Nevada.

ARTICLE Ill

PURPOSE

The corporation is organized for the purpose of engaging in any lawful activity, within or without the State of Nevada.

Page A-2

Page 59

ARTICLE IV

SHARES OF STOCK

Section 4.01 Number and Class. The total number of shares of authorized capital stock of the Corporation shall consist of a single class of twenty-five million (25,000,000) shares of common stock, at $.001 par value.

The Common Stock may be issued from time to time without action by the stockholders. The Common Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors.

The Board of Directors may issue such shares of Common Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions adopted by them.

Section 4.02. No Preemptive Rights. Holders of the Common Stock of the corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the corporation authorized, issued or sold, or to be authorized, issued or sold, and convertible into shares of the Corporation, nor to any right of subscription thereto, other than to the extent, if any, the Board of Directors may determine from time to time.

Section 4.08. Non-Assessabilitv of Shares. The Common Stock of the corporation, after the amount of the subscription price has been paid, in money, property or services, as the directors shall determine, shall not be subject to assessment to pay the debts of the corporation, nor for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles of Incorporation shall not be amended in this particular.

ARTICLE V

DIRECTORS

Section 5.01. Governing Board. The members of the Governing Board of the Corporation shall be styled as directors.

Section 5.02. Initial Board of Directors. The Initial Board of Directors shall consist of one (1) member. The name and address of the initial member of the Board of Directors Is as follows:

NAME	ADDRESS
Cort W. Christie	P.O. Box 27740, Las Vegas, Nevada 89126

This Individual shall serve as Director until the first annual meeting of the stockholders or until his successor(s) shall have been elected and qualified.

Section 5.03. Change in Number of Directors. The number of directors may be increased or decreased by a duly adopted amendment to the Bylaws of the corporation.

ARTICLE VI

INCORPORATOR

The name and address of the incorporator is Nevada Corporate Headquarters, Inc., P.O. Box 27740, Las Vegas, Nevada 89126.

ARTICLE VII

PERIOD OF DURATION

The corporation is to have a perpetual existence.

ARTICLE VIII

DIRECTORS AND OFFICERS' LIABILITY

A director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which Involve intentional misconduct, fraud or a knowing violation of law or (ii) the unlawful payment of distributions. Any repeal or modification of this Article by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

ARTICLE IX
INDEMNITY

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person of whom he is the legal representative, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right which may be enforced In any manner desired by such person The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any by-law, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this Article.

Without limiting the application of the foregoing, the stockholders or Board of Directors may adopt by-laws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprises against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

The indemnification provided In this Article shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of theirs, executors and administrators of such person.

Page A-4

ARTICLE X

<u>AMENDMENTS</u>

Subject at all times to the express provisions of Section 4.03 which cannot be amended, this corporation reserves the right to amend, alter, change, or repeal any   provision contained In these Articles of Incorporation or its Bylaws, in the manner now or hereafter prescribed by statute or by these Articles of Incorporation or said Bylaws, and all rights conferred upon the stockholders are granted subject to this reservation.

ARTICLE XI

<u>POWERS OF DIRECTORS</u>

In furtherance and not in limitation of the powers conferred by statute the Board of Directors is expressly authorized:

(1) Subject to the Bylaws, if any, adapted by the stockholders, to make, alter or repeal the Bylaws of the corporation;

(2) To authorize and cause to be executed mortgages and liens, with or without limit as to amount, upon the real and personal property of the corporation;

(3) To authorize the guaranty by the corporation of securities, evidences of Indebtedness and obligations of other persons, corporations and business entitles;

(4) To set apart out of any of the funds of the corporation available for distributions a reserve or reserves for any proper purpose and to abolish any such reserve;

(5) By resolution, to designate one or more committees, each committee to consist of at least one director of the corporation, which, to the extent provided in the resolution or in the Bylaws of the corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in the Bylaws of the corporation or as may be determined from time to time by resolution adopted by the Board of Directors; and

(6) To authorize the corporation by its officers or agents to exercise all such powers and to do all such acts and things as may be exercised or done by the corporation, except and to the extent that any such statute shall require action by the stockholders of the corporation with regard to the exercising of any such power or the doing of any such act or thing.

In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the Board of Directors may exercise all such powers and do all such acts and things as otherwise herein provided by law.

IN WITNESS WHEREOF, I have hereunto set my hand this 13th day of January, 2000 hereby declaring and certifying that the facts stated herein above are true.


\S\ *Cort W. Christie*
Cort W. Christie
(For Nevada Corporate Headquarters, Inc.)


I, NEVADA CORPORATE HEADQUARTERS, INC. hereby accept as Resident Agent for the previously named Corporation on 13th day of January, 2000.


\S\Office Administrator
Office Administrator


On this 13th day of January, 2000.

State of Nevada
Secretary of State

I hereby certify that this is a
true and complete copy of
the document as filed in this
office.

JAN 13 '00

\S\ Dean Heller
Secretary of State

By \S\ Certification Clerk

Page A-6

BYLAWS

OF

EXPRESSIONS GRAPHICS, INC

A Nevada Corporation

ARTICLE I

Stockholders

Section 1. Annual Meeting. Annual meetings of the stockholders, commencing with the year 2000, shall be held on the 13TH day of January each year if not a legal holiday and, if a legal holiday, then on the next secular day following, or at such other time as may be set by the Board of Directors from time to time, at which the stockholders shall elect by vote a Board of Directors and transact such other business as may properly be brought before the meeting.

Section 2. Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the President or the Secretary by resolution of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose of the proposed meeting.

Section 3. Place of Meetings. All annual meetings of the stockholders shall be held at the registered office of the corporation or at such other place within or without the State of Nevada as the directors shall determine. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 4. Quorum, Adjourned Meetings. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 5. Voting. Each stockholder of record of the corporation holding stock which is entitled to vote at this meeting shall be entitled at each meeting of stockholders to one vote for each share of stock standing in his name on the books of the corporation. Upon the demand of any stockholder, the vote for directors and the vote upon any question before the meeting shall be by ballot.

When a quorum is present or represented at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall be sufficient to elect directors or to decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Articles of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 6. Proxies. At any meeting of the stockholders any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all of the powers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No proxy or power of attorney to vote shall be used to vote at a meeting of the stockholders unless it shall have been filed with the secretary of the meeting. All questions regarding the qualification of voters, the validity of proxies and the acceptance or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding officer of the meeting.

Section 7. Action Without Meeting. Any action which may be taken by the vote of the stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statutes or of the Articles of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

ARTICLE II

Directors

Section 1. Management of Corporation. The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 2. Number, Tenure, and Qualifications. The number of directors which shall constitute the whole board shall be at least one. The number of directors may from time to time be increased or decreased to not less than one nor more than fifteen. The directors shall be elected at the annual meeting of the stockholders and except as provided in Section 2 of this Article, each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

Section 3. Vacancies. Vacancies in the Board of Directors including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the stockholders. The holders of two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the directors by vote at a meeting called for such purpose or by a written statement filed with the secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously.

A vacancy or vacancies in the Board of Directors shall be deemed to exist in case of the death, resignation or removal of any directors, or if the authorized number of directors be increased, or if the stockholders fail at any annual or special meeting of stockholders at which any director or directors are elected to elect the full authorized number of directors to be voted for at that meeting.

If the Board of Directors accepts the resignation of a director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

Page B-2

Section 4. <u>Annual and Regular Meetings</u>. Regular meetings of the Board of Directors shall be held at any place within or without the State which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the registered office of the corporation. Special meetings of the Board may be held either at a place so designated or at the registered office.

Regular meetings of the Board of Directors may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board of Directors.

Section 5. <u>First Meeting</u>. The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the directors in order legally to constitute the meeting, provided a quorum be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

Section 6. <u>Special Meetings</u>. Special meetings of the Board of Directors may be called by the Chairman or the President or by any Vice-President or by any two directors.

Written notice of the time and place of special meetings shall be delivered personally to each director, or sent to each director by mail or by other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records or if such address is not readily ascertainable, at the place in which the meetings of the directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the United States mail or delivered to the telegraph company at least three (3) days prior to the time of the holding of the meeting. In case such notice is hand delivered as above provided, it shall be so delivered at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing or delivery as above provided shall be due, legal and personal notice to such director.

Section 7. <u>Business of Meetings</u>. The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof.. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 8. <u>Quorum: Adjourned Meetings</u>. A majority of the authorized number of directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the Articles of Incorporation. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board shall be as valid and effective in all respects as if passed by the Board in regular meeting.

A quorum of the directors may adjourn any directors meeting to meet again at a stated day and hour, provided, however, that in the absence of a quorum, a majority of the directors present at any directors meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

Notice of the time and place of holding an adjourned meeting need not be given to the absent directors if the time and place be fixed at the meeting adjourned.

Section 9. <u>Committees</u>. The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees of the Board of Directors, each committee to consist of at least one or more of the directors of the corporation which, to the extent provided in the resolution, shall have and may exercise the power of the Board of Directors in the management of the business and affairs of the corporation and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members shall constitute a quorum for the transaction of business, and the act of a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee.

The committees shall keep regular minutes of their proceedings and report the same to the Board of Directors.

Section 10. <u>Action Without Meeting</u>. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

Section 11. <u>Special Compensation</u>. The directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

<u>ARTICLE</u> <u>III</u>

Notices

Section 1. <u>Notice of Meetings</u>. Notices of meetings shall be in writing and signed by the President or a Vice-President or the Secretary or an Assistant Secretary or by such other person or persons as the directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without this State, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to any officer of a corporation or association, or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery of such notice of and prior to the holding of the meeting it shall not be necessary to deliver or mail notice of the meeting to the transferee.

Section 2. <u>Effect of Irregularly Called Meetings</u>. Whenever all parties entitled to vote at any meeting, whether of directors or stockholders, consent, either by a writing on the records of the meeting or filed with the secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

Section 3. <u>Waiver of</u> <u>Notice</u>. Whenever any notice whatever is required to be given under the provisions of the statutes, of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

<u>ARTICLE</u> <u>IV</u>

Officers

Section 1. <u>Election</u>. The officers of the corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer, none of whom need be directors. Any person may hold two or more offices. The Board of Directors may appoint a Chairman of the Board, Vice-Chairman of the Board, one or more vice presidents, assistant treasurers and assistant secretaries.

Section 2. <u>Chairman of the Board</u>. The Chairman of the Board shall preside at meetings of the stockholders and the Board of Directors, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

Section 3. <u>Vice-Chairman of the Board</u>. The Vice-Chairman shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform such other duties as the Board of Directors may from time to time prescribe.

Section 4. <u>President</u>. The President shall be the chief executive officer of the corporation and shall have active management of the business of the corporation. Re shall execute on behalf of the corporation all instruments requiring such execution except to the extent the signing and execution thereof shall be expressly designated by the Board of Directors to some other officer or agent of the corporation. In the absence of the President the Vice President will assume all of the President's responsibilities.

Section 5. <u>Vice-President</u>. The Vice-President shall act under the direction of the President and in the absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more Executive Vice-Presidents or may otherwise specify the order of seniority of the Vice-Presidents. The duties and powers of the President shall descend to the Vice-Presidents in such specified order of seniority.

Page B-5

Section 6. <u>Secretary</u>. The Secretary shall act under the direction of the President. Subject to the direction of the President he shall attend all meetings of the Board of Directors and all meetings of the stockholders and record the proceedings. He shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the President or the Board of Directors. In the absence of the Secretary the Vice President will assume all of the Secretary's responsibilities.

Section 7.. <u>Assistant Secretaries</u>. The Assistant Secretaries shall act under the direction of the President. In order of their seniority, unless otherwise determined by the President or the Board of Directors, they shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

Section 8. <u>Treasurer</u>. The Treasurer shall act under the direction of the President. Subject to the direction of the President he shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all monies and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the President or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation. In the absence of the Treasurer the Vice President will assume all of the Treasurer's responsibilities.

If required by the Board of Directors, he shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 9. <u>Assistant Treasurers</u>. The Assistant Treasurers in the order of their seniority, unless otherwise determined by the President or the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

Section 10. <u>Compensation</u>. The salaries and compensation of all officers of the corporation shall be fixed by the Board of Directors.

Section 11 <u>Removal: Resignation</u>. The officers of the corporation shall hold office at the pleasure of the Board of Directors. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.

ARTICLE V

Capital Stock

Section 1. <u>Certificates</u>. Every stockholder shall be entitled to have a certificate signed by the President or a Vice-President and the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or back of the certificate, which the corporation shall issue to represent such stock.

If a certificate is signed (1) by a transfer agent other than the corporation or its employees or (2) by a registrar other than the corporation or its employees, the signatures of the officers of the corporation may be facsimiles. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall cease to be such officer before such certificate is issued, such certificate may be issued with the same effect as though the person had not ceased to be such officer. The seal of the corporation, or a facsimile thereof, may, but need not be, affixed to certificates of stock.

Section 2. <u>Surrendered: Lost or Destroyed Certificates</u>. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

Section 3. <u>Replacement Certificates</u>. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation, if it is satisfied that all provisions of the laws and regulations applicable to the corporation regarding transfer and ownership of shares have been complied with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 4. <u>Record Date</u>. The Board of Directors may fix in advance a date not exceeding sixty (60) days nor less than ten (10) days preceding the date of any meeting of stockholders, or the date for the payment of any distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of stockholders for any purpose, as a record date for the determination of the stockholders entitled to notice of and to vote at any such meeting, and any adjournment thereof, or entitled to receive payment of any such distribution, or to give such consent, and in such case, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to notice of and to vote at such meeting, or any adjournment thereof, or to receive payment of such distribution, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after any such record date fixed as aforesaid.

Page B-7

Section 5. <u>Registered Owner</u>. The corporation shall be entitled to recognize the person registered on its books as the owner of shares to be the exclusive owner for all purposes including voting and distribution, and the corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

<u>ARTICLE VI</u>

General Provisions

Section 1. <u>Registered Office</u>. The registered office of this corporation shall be in the State of Nevada. The corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

Section 2. <u>Distributions</u>. Distributions upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Distributions may be paid in cash, in property or in shares Qf the capital stock, subject to the provisions of the Articles of Incorporation.

Section 3. <u>Reserves</u>. Before payment of any distribution, there may be set aside out of any funds of the corporation available for distributions such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing distributions or for repairing or maintaining any property of the corporation or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

Section 4. <u>Checks. Notes</u>. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 5. <u>Fiscal Year</u>. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

Section 6. <u>Corporate Seal</u>. The corporation may or may not have a corporate seal, as may from time to time be determined by resolution of the Board of Directors. If a corporate seal is adopted, it shall have inscribed thereon the name of the corporation and the words "Corporate Seal" and "Nevada". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

ARTICLE VII

Indemnification

Section 1. Indemnification of Officers and Directors Employees and Other Persons. Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation dr for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the general corporation law of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or. criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

Section 2. Insurance. The Board of Directors may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

Section 3. Further Bylaws. The Board of Directors may from time to time adopt further Bylaws with respect to indemnification and may amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

ARTICLE VIII

Amendments

Section 1. Amendments by Stockholders. The Bylaws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote for the election of directors of the stockholders, provided notice of intention to amend shall have been contained in the notice of the meeting.

Section 2. Amendments by Board of Directors. The Board of Directors by a majority vote of the whole Board at any meeting may amend these Bylaws, including Bylaws adopted by the stockholders, but the stockholders may from time to time specify particular provisions of the Bylaws which shall not be amended by the Board of Directors.

APPROVED AND ADOPTED this <u>13TH</u> day of <u>January</u>, 2000.


\S\Maurice O'Bannon

SECRETARY


<u>CERTIFICATE</u> <u>OF</u> <u>SECRETARY</u>

I hereby certify that I am the Secretary of <u>EXPRESSIONS GRAPHICS, INC.</u>, and that the foregoing Bylaws, consisting of 13 pages, constitute the code of Bylaws of <u>EXPRESSIONS GRAPHICS, INC.</u>, as duly adopted at a regular meeting of the Board of Directors of the corporation held <u>January 13</u>, 2000.

IN WITNESS WHEREOF, I have hereunto subscribed my name this <u>13TH</u> day of <u>January</u>, 2000.


\S\Maurice O'Bannon

SECRETARY


Jeffrey H. Mackay

ATTORNEY AT LAW
4855 Voltaire Street San Diego, California 92107
Tel: 1-888-799-7998 or 619-758-1973 Fax: 619-222-4764
E-Mail: JeffEsq@JurisNexus.com

Expressions Graphics, Inc
14260 Garden Road, Suite #B-724
Poway, California 92064

>   Attn: Mr. Drechsler

>   Re: Opinion of Legality   - Form SB-1 of Expressions Graphics, Inc Corporation filed with the
>   Securities and Exchange Commission on or about May 25, 2000 ("Form SB-1")

Dear Mr..Drechsler:

   We render this opinion as special counsel to Expressions Graphics, Inc, a Nevada corporation ("the Company"), in connection with its registration of 1,500,000 shares of its common stock ("the Shares") for sale to the public through the Company's Prospectus included within its Registration Statement on Form SB-1 as filed with the Securities and Exchange Commission on or about May 25, 2000.

   In connection with this representation we have examined the originals, or copies identified to our satisfaction, of such minutes, agreements, corporate records and filings and other documents necessary to our opinion contained in this letter.   We have also relied as to certain matters of fact upon representations made to us by officers and agents of the Company. Based upon and in reliance on the foregoing, it is our opinion that:

   1. The Company has been duly incorporated and is validly existing and in good standing as a corporation under the laws of the State of Nevada, and has full corporate power and authority to own its properties and conduct its business as described in the Prospectus referred to above.
   2. When issued and distributed to the purchasers thereof, the Shares will be duly and validly issued and will be fully paid and non-assessable.
   3. The shareholders of the Company have no pre-emptive rights to acquire additional shares of the Company's Common Stock or other securities in respect of the Shares.

   We have assumed, but not independently verified, the genuineness of all the signatures on all documents, letters, opinions and certificates, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity of all documents submitted to us as certified or Photostat copies and the authenticity of the originals of such copies.

   Our knowledge of the Company and its legal and other affairs is limited by the scope of our engagement. We have not acted as legal counsel to the Company in any previous capacity whatsoever. We offer no opinions whatsoever concerning the accuracy or completeness of the prospectus.

Very truly yours,

/s/ Jeffrey H. Mackay
Jeffrey H. Mackay, Esq.
Attorney at Law

CONSENT OF ACCOUNTANT

INDEPENDENT AUDITOR'S CONSENT

We hereby consent to the use in this Registration Statement on Expressions Graphics, Inc. on Form SB-1 of our report dated May 2, 2000, appearing in the Prospectus, which is a part of such Registration Statement relating to the consolidated financial statements of Expressions Graphics, Inc., and to the reference to our Firm under caption "Experts" in such Prospectus.

                                    MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
                                    Certified Public Accountants

Los Angeles, California
June 7, 2000

Page E-2

Consent of Attorney

Expressions Graphics, Inc
14260 Garden Road, Suite #B-724
Poway, California 92064

RE: Form SB-1 of Expressions Graphics, Inc filed with the Securities and Exchange Commission on or about May 25, 2000 ("Form SB-1").

Gentlemen,

The undersigned hereby consents to the use of its name in the Form SB-1.

Sincerely,

/S/ Jeffrey H. Mackay
Jeffrey H. Mackay, Esq.
4855 Voltaire Street
San Diego, CA 92107

Page E-3

FINANCIAL DATA SCHEDULE

```
<ARTICLE> 5
<TABLE>
<S>                             <C>
<PERIOD-TYPE>                   4-MOS
<FISCAL-YEAR-END>                           DEC-31-2000
<PERIOD-END>                                APR-30-2000
<CASH>                                            2,746
<SECURITIES>                                          0
<RECEIVABLES>                                         0
<ALLOWANCES>                                          0
<INVENTORY>                                           0
<CURRENT-ASSETS>                                 11,496
<PP&E>                                                0
<DEPRECIATION>                                        0
<TOTAL-ASSETS>                                   11,496
<CURRENT-LIABILITIES>                                 0
<BONDS>                                               0
<PREFERRED-MANDATORY>                                 0
<PREFERRED>                                           0
<COMMON>                                            560
<OTHER-SE>                                       27,440
<TOTAL-LIABILITY-AND-EQUITY>                     28,000
<SALES>                                               0
<TOTAL-REVENUES>                                      0
<CGS>                                                 0
<TOTAL-COSTS>                                         0
<OTHER-EXPENSES>                                 16,504
<LOSS-PROVISION>                                      0
<INTEREST-EXPENSE>                                    0
<INCOME-PRETAX>                                 (16,504)
<INCOME-TAX>                                          0
<INCOME-CONTINUING>                             (16,504)
<DISCONTINUED>                                        0
<EXTRAORDINARY>                                       0
<CHANGES>                                             0
<NET-INCOME>                                    (16,504)
<EPS-BASIC>                                       (0.03)
<EPS-DILUTED>                                     (0.03)
</TABLE>
```

SUBSCRIPTION FORM

To: Expressions Graphics, Inc.

        The undersigned hereby acknowledges receipt of the Prospectus, dated _____, 2000 of Expressions Graphics, Inc. and subscribes for the following number of shares of the company upon the terms and conditions set forth therein:

Number of Shares: _____

Price per Share: $ _____

Payment Enclosed: $ _____

All subscriptions are subject to acceptance by the company, to availability, and to certain other conditions, and any subscription may be declined in whole or in part by return of the subscription monies without interest.

Make checks payable to:
Expressions Graphics, Inc.

Accepted by Expressions Graphics, Inc.:

Date: _____, 2000

_____
Authorized Officer

_____
Signature(s) of Subscriber(s)

for _____ shares.

_____

_____
Social Security or Tax I. D.

The certificates for such stock are to be issued as follows:

Check one if more than one owner:

[ ] Joint Tenants WRS

_____
Name(s)

[ ] Tenants in Common

_____

[ ] Custodian under UGMA

_____
Address(s)

[ ] Other: _____

_____

_____